Exhibit 99.1
NEWS RELEASE

New Gold Provides Update on its Activities to Resume Mining Operations at its Cerro San Pedro Mine

Vancouver, B.C. – (December 3, 2009) – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX-NGD) announces an update on its activities to resume mining operations at its Cerro San Pedro Mine. Today, Minera San Xavier (“MSX”), New Gold’s wholly owned Mexican subsidiary that holds the mining concessions of the Cerro San Pedro Mine, filed a second appeal related to the suspension of operations.

The first appeal was filed on November 5, 2009 with the Third Federal District Court in Mexico City. That appeal seeks to overturn the Federal Fiscal Administration Court’s ruling that ordered SEMARNAT, the Mexican government’s environmental protection agency, to cancel the project’s Environmental Impact Statement (“EIS”). The court is waiting for SEMARNAT, an associated party, to file its response to this appeal before finalizing the date to commence a trial.

In addition, MSX today filed a separate appeal with the District Court in San Luis Potosi. The objective of the appeal is to overturn the order that required suspension of mining operations as a result of the cancellation of the project’s EIS. Based on the advice of its Mexican legal advisers, New Gold believes that claims that the EIS is required to be in place to operate its Cerro San Pedro Mine have no legal basis.

This most recent appeal includes a request for a temporary injunction which would allow the mine to continue operating while the appeal goes to trial and the court hears the arguments in relation to the suspension order. It is expected that a decision on the injunction request will be provided within 10 days. In the event an injunction is not granted, mining operations would remain suspended and the appeal would go to trial where all merits of the case would be heard and a decision made. If the matter is heard in court and the mine suspension is prolonged, New Gold will continue to take all measures necessary to actively safeguard the integrity of the mine, its environment, its employees and residents of the surrounding communities.

The company is working cooperatively with Mexican environmental agencies with a view to permanently addressing the issues surrounding the EIS at the Cerro San Pedro Mine. To this end, MSX has filed with SEMARNAT a request for authorization of a new EIS. The request was accepted by SEMARNAT and evaluation has commenced.

“In addition to using all of the legal channels available to resume mining operations in the shortest time possible, we are in active dialogue with all levels of the government and administrative bodies associated with the project,” says Robert Gallagher, New Gold President and CEO. “We believe that the legal processes initiated by the company and the opportunity to constructively work with all parties involved will provide the information necessary to resume operations.”

MSX continues to employ 509 employees and contractors at the Cerro San Pedro Mine, over 60 per cent of whom are from local villages surrounding the mine. MSX has an enviable record of compliance with Mexican and international environmental standards. The company has strived to improve the quality of life of its employees and that of the surrounding communities through various initiatives including: enhancement of education, provision of free medical services and development of improved local infrastructure. The company enjoys a high degree of acceptance by the greater majority of the residents of area surrounding the mine due to its outstanding record of caring for the environment and its positive work in the communities.

New Gold will continue to provide updates on this matter.

About New Gold

New Gold is an intermediate gold mining company with the Mesquite Mine in the United States, Cerro San Pedro Mine in Mexico and Peak Mines in Australia. The company is expected to produce between 270,000 and 300,000 ounces of gold in 2009, growing to over 400,000 ounces in 2012 from assets currently owned by the company. New Gold has a strong portfolio of mining, development and exploration assets in mining friendly jurisdictions.  For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, ”scheduled”, “forecast”, “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as “Risks Factors” included in New Gold’s Annual Information Form filed on March 31, 2009 and Management Information Circular  filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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For further information please contact:

Hannes Portmann
Director, Corporate Development and Investor Relations
New Gold Inc.
Direct: +1 (416) 324-6014
Email: info@newgold.com
Website: www.newgold.com

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